Filed by NLS Pharmaceutics Ltd. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Third Amendment to the Merger Agreement

On July 1, 2025, NLS Pharmaceutics Ltd. (the “Company”) entered into a fifth amendment (the “Fifth Amendment”) to the Agreement and Plan of Merger, dated November 4, 2024, and as previously amended on January 30, 2025, February 17, 2025, May 5, 2025, and on June 5, 2025 (the “Merger Agreement”) among the Company, Kadimastem Ltd. (“Kadimastem”) and NLS Pharmaceutics (Israel) Ltd. (collectively, the “Parties”).

Pursuant to the Fifth Amendment, the Parties agreed to extend the Merger Agreement’s termination date from June 30, 2025 to August 31, 2025 in order to complete the merger.

The Parties remain focused on and fully committed to aligning their efforts to completing the merger as soon as possible and with the utmost diligence. The Parties are actively working to fulfill all commitments related to the process and adhere to the requirements set forth by all regulatory agents.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company and Kadimastem are using forward-looking statements when they discuss the expected completion of the transaction. These forward-looking statements and their implications are based on the current expectations of the management of the Company and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; and unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger. Except as otherwise required by law, neither Kadimastem nor the Company undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company filed a registration statement on Form F-4 on December 30, 2024, including a proxy statement/prospectus, with the SEC (the “F-4 Registration Statement”), and subsequent Amendments to the F-4 Registration Statement on March 3, 2025, March 31, 2025, June 9, 2025 and June 23, 2025. The Company may also file other relevant documents regarding the proposed transaction with the SEC, including an amendment to the F-4 Registration Statement. This document is not a substitute for the proxy statement/prospectus or any other document that the Company may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.nlspharma.com.

Participants in the Solicitation

The Company and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on May 16, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the F-4 Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company using the sources indicated above.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Fifth Amendment to the Agreement and Plan of Merger, dated July 1, 2025, among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel Ltd.), and Kadimastem Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: July 1, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

Exhibit 99.1

FIFTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Fifth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of July 1, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, as further amended as of May 5, 2025, and as further amended on June 5, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Notwithstanding Section 7.1.1 of the Agreement as amended on January 30, 2025 and as further amended on May 5, 2025, the Termination Date shall be extended from June 30, 2025 to August 31, 2025.

2. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

3. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

4. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

5. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

6. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board

NLS PHARMACEUTICS (ISRAEL) LTD.

By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director

KADIMASTEM LTD.

By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer